Anheuser-Busch InBev nv/sa
Brouwerijplein 1
3000 Leuven
Belgium

T +32 16 27 61 11
F +32 16 50 61 11

www.ab-inbev.com

RECEIVED
2009 MAY 22 A 11: 14

AB InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

[redacted]

09046228

SUPPL

By courier

Leuven, 08 December 2008

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Dlw 5/22

Enclosure: press releases

PRESS RELEASE

Anheuser-Busch InBev announces workforce reductions in the U.S.

Anheuser-Busch InBev (Euronext: ABI) today announced that, as part of its previously announced plans to effectively integrate Anheuser-Busch Inc., the U.S. business unit today communicated plans to cut approximately 1,400 U.S. salaried positions in its beer-related divisions, affecting about 6 percent of the company's total U.S. workforce.

About 75 percent of the affected positions are based at the brewer's corporate headquarters in St. Louis, at downtown offices or at its Sunset Hills campus, while other reductions will occur in field and brewery locations. In addition, more than 250 U.S. positions that are currently open will not be filled. An additional 415 contractor positions will be eliminated. Most of the reductions will occur by the end of this year, with the remainder taking effect next year.

"To keep the business strong and competitive, this is a necessary but difficult move for the company," said David A. Peacock, president of Anheuser-Busch. *"We will assist in the transition for these employees as much as possible. The people of Anheuser-Busch dedicate themselves to the business, and we appreciate all of their contributions."*

The company will provide employees severance pay and pension benefits based on age and years of service. Employees also will be offered additional benefits during the transition, including outplacement services.

The announced workforce reductions are in addition to the more than 1,000 U.S. salaried employees company-wide who accepted the company's voluntary enhanced retirement program, which closed November 14 and provided special benefits for eligible employees retiring by the end of 2008. The retirements were part of planned cost reductions of 1 billion

USD, called project Blue Ocean, announced by Anheuser-Busch in June 2008. At that time, the company announced plans to reduce its company-wide U.S. full-time salaried workforce of 8,600 by 10 to 15 percent before the year end. The company's other Blue Ocean cost reductions remain on track.

Bargaining unit employees at the company's 12 U.S. breweries are unaffected by the reductions announced today.

"Managing our costs is important in building and maintaining a successful business, especially in a challenging economy," said Peacock. *"We are pleased with our U.S. beer sales, we will continue to invest in growing our brands and we will always look for ways to become more efficient. Decisions like this are never easy, but they will ensure the long-term success for Anheuser-Busch and our employees."*

The company anticipates that the aggregate pre-tax expense associated with the reduction will be approximately 197 million USD. Approximately 150 million USD of this expense will arise from severance arrangements with terminated employees and the remainder will arise from enhancements in the pension benefits required by the terms of the defined benefit plan because the terminations are occurring within three years of the change of control of the company. The company anticipates that cash expenditures from the reduction will be approximately 213 million USD.

The plans announced today are an integral part of the at least 1.5 billion USD in annual synergies identified by InBev when it announced its combination with Anheuser-Busch in July. The company is confident in its ability to achieve against this synergies projection by 2011.

Going forward, in addition to the priority to continue to grow the top line, Anheuser-Busch InBev will focus on its goals of integrating the businesses, delivering the expected synergies and deleveraging the company.

About Anheuser-Busch InBev
Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium. It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven company, Anheuser-Busch InBev manages a portfolio of over 200 brands that includes global flagship brands Budweiser, Stella Artois and Beck's, fast growing multi-country Brands like Leffe and Hoegaarden, and strong "local jewels" such as Bud Light, Skol, Brahma, Quilmes, Michelob, Harbin, Sedrin, Cass, Klinskoye, Sibirskaya Korona, Chernigivske, and Jupiler, among others. In addition, the company owns a 50 percent share in Grupo Modelo, Mexico's leading brewer and owner of the global Corona brand, and a 27 percent share in China brewer Tsingtao, whose namesake beer brand is the country's best-selling premium beer. Anheuser-Busch InBev's dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, established in 1860 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its 120,000 employees based in operations in over 30 countries across the world. The company strives to be the Best Beer Company in a Better World. On a pro-forma basis for 2007, the combined company would have generated revenues of 26.4 billion euro. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:
Global:
Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Thelke Gerdes
Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

US:
Terri Vogt
Vice President Communications U.S.
Tel: 314-577-7750

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of Anheuser-Busch InBev under applicable securities laws and regulations, in press releases, and in oral and written statements made by or with the approval of Anheuser-Busch InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) future financial and operating results, cost savings, revenues and reported earnings; (ii) statements about the timing of the rights issue; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of Anheuser-Busch InBev or its managements or board of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of Anheuser-Busch InBev. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch Companies, Inc. will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) local, regional, national and international economic conditions and the impact they may have on Anheuser-Busch InBev and its customers and its assessment of that impact; (vii) increasing price and product competition by competitors, including new entrants; (viii) rapid technological developments and changes; (ix) Anheuser-Busch InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (x) containing costs and expenses; (xi) governmental and public policy changes; (xii) protection and validity of intellectual property rights; (xiii) technological, implementation and cost/financial risks in large, multi-year contracts; (xiv) the outcome of pending and future litigation and governmental proceedings; (xv) continued availability of financing; (xvi) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xvii) material differences in the actual financial results of merger and acquisition activities compared with expectations of Anheuser-Busch InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to Anheuser-Busch InBev or any

person acting on its behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. Anheuser-Busch InBev undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.